SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2007, incorporated by reference herein:

Exhibit

99.1    Release dated July 30, 2007, entitled “RESULTS OF GENERAL MEETING EMPEROR
           MINES LIMITED (“EMPEROR”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 30, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
RESULTS OF GENERAL MEETING OF EMPEROR MINES LIMITED (“EMPEROR”)

Further to the latest announcement released on SENS on 27 July 2007 regarding the disposal by Emperor, a subsidiary of DRDGOLD, of its indirect 20% interest in the Porgera Joint Venture to a subsidiary of Barrick
Gold Corporation (“Barrick”) for a purchase consideration of US$250 million (“the disposal”) and the grant of an option to Barrick or its nominee to subscribe for 153 325 943 shares in Emperor (“the option”), and the announcement released on SENS on 20 June 2007 which advised of the intention of Emperor to return
A$0.05 per Emperor share to Emperor shareholders by way of a capital return out of the surplus cash to be realised from the disposal ("the capital distribution"), DRDGOLD shareholders are advised that, at the general meeting of Emperor shareholders held today, all the resolutions relating to the disposal and the capital distribution, as well as the appointment of Messrs Ian McMaster and John Sayers to the board of
Emperor, were passed by the requisite majorities of votes. The disposal is therefore now unconditional.

For more information on Emperor, including its quarterly activity report for the three months ended 30 June
2007, please visit the Emperor website at www.emperor.com.au.

Randburg
30 July 2007

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